March 28, 2025

Division of Corporation Finance, Office of Energy & Transportation
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Daniel Morris

Re:	Plum III Merger Corp.
Amendment No. 1 to Registration Statement on Form F-4
Filed February 21, 2025
File No. 333-282863

Ladies and Gentlemen:

On behalf of Plum III Merger Corp. (the “Company”), we submit this letter setting forth the response of the Company to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated February 28, 2025 (the “Comment Letter”), with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-4 filed on February 21, 2025 (the “Amendment No. 1”). To facilitate your review, we have reproduced the text of the Staff’s comment in bold italics below. Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 2 to the Registration Statement on Form F-4 (the “Amendment No. 2”), reflecting, as appropriate, the response to the Staff’s comments contained herein. Amendment No. 2 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Amendment No. 1 to Registration Statement on Form F-4

1.	Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, we note that Plum Acquisition Corp. III has not provided financial statements covering its fiscal year-end of December 31, 2024. Please file an amendment that contains audited financial statements, as well as an audit report and audit consent related to the financial statements, as of and for the year ended December 31, 2024.

Response: In response to the Staff’s comment, the Company included in Amendment No. 2 the audited financial statements of Plum Acquisition Corp. III covering the fiscal-year end of December 31, 2024, audit report and consent of the auditors to the inclusion of their audit reports related to the financial statements.

If you have questions or require any additional information, please telephone the undersigned at (212) 918-3267 or John Duke at (267) 675-4616.

Sincerely,

By:	/s/ Richard Aftanas
Richard Aftanas

Via email:

cc:

Kanishka Roy, Plum III Merger Corp.

Ranjeet Sundher, Tactical Resources Corp.

John Duke, Hogan Lovells US LLP

Bill Nelson, Allen Overy Shearman Sterling US LLP

Alain Dermarkar, Allen Overy Shearman Sterling US LLP

Scott McLeod, Scott McLeod Law Corporation